BAYSHORE PARTNERS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Advisory fees	$ 7,913,932
Interest income	9
TOTAL REVENUES	7,913,941
EXPENSES:	
Overhead reimbursement – related party	7,614,000
Professional fees	42,961
Regulatory expenses	44,723
Miscellaneous expenses	870
TOTAL EXPENSES	7,702,554
NET INCOME	$ 211,387

The accompanying notes are an integral part of these financial statements.